Exhibit 99.6

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

Cresco Labs Inc. (the “Company”)

1055 West Hastings Street, Suite 2200

Vancouver, British Columbia

V6E 2E9 Canada

Item 2.	Date of Material Change

January 22, 2020

Item 3.	News Release

A news release with respect to the material change was disseminated by the Company on January 23, 2020 through Business Wire and subsequently filed under the Company’s profile on SEDAR at www.sedar.com.

Item 4.	Summary of Material Change

On January 22, 2020, the Company entered into a non-brokered credit agreement for a senior secured term loan in an initial aggregate principal amount of up to US$100 million, with a mutual option to increase the size of the facility to a maximum of US$200 million. The Company completed an initial drawdown of US$100 million on January 31, 2020.

Item 5.1	Full Description of Material Change

On January 22, 2020, the Company entered into a credit agreement for a senior secured term loan (the “Senior Loan”) in an initial aggregate principal amount of up to US$100 million, which may be increased up to a maximum of US$200 million subject to the approval of the agent and the required lenders. The Company completed an initial drawdown of US$100 million under the Senior Loan on January 31, 2020.

A broad syndicate of lenders provides commitments under the Senior Loan, including U.S. based institutional investors. Members of the Company’s management and board of directors will also be participating as investors in the Senior Loan. Each commitment under the Senior Loan may be for an 18-month or 24-month term, at the lender’s option. Loans made on the initial closing date will bear interest at a rate of approximately 12.7% per annum for 18-month loans and approximately 13.2% for 24-month loans, payable quarterly in arrears. The terms of the Senior Loan were negotiated at arm’s length with the agent and lead investor and include customary restrictive covenants.

The proceeds from the Senior Loan will be used to fund the expansion of the Company’s operations in Illinois, closing and integration costs associated with pending acquisitions, and other strategic growth initiatives in key markets.

The participation of the Company’s management and board in the Senior Loan may constitute a “related party transaction” as defined in Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions (“MI 61-101”). The transaction is exempt from: (i) the valuation requirement of MI 61-101 by virtue of the exemption contained in Section 5.5(b), as no securities of the Company are listed or quoted on the specified markets and (ii) the minority shareholder approval requirement of MI 61-101 by virtue of the exemption contained in Section 5.7(1)(a) of MI 61-101, as the fair market value of the transaction does not exceed 25% of the Company’s market capitalization. The identity of the lenders and the extent of their participation were not finalized until shortly prior to the initial drawdown under the Senior Loan. Accordingly, it was not possible to publicly disclose details of the nature and extent of related party participation in the Senior Loan pursuant to a material change report filed at least 21 days prior to the execution of the credit agreement.

Item 5.2.	Disclosure of Restructuring Arrangements

Not applicable.

Item 6.	Reliance on Subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7.	Omitted Information

Not applicable.

Item 8.	Executive Officer

For further information, please contact:

John Schetz, General Counsel

Phone: (312) 929-0993

Email: john.schetz@crescolabs.com

Item 9.	Date of Report

February 3, 2020

Cautionary Note Regarding Forward-Looking Information and Statements

This material change report contains “forward-looking information” within the meaning of applicable Canadian securities legislation and may also contain statements that may constitute “forward-looking statements” within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking information and forward-looking statements are not representative of historical facts or information or current condition, but instead represent only the Company’s beliefs regarding future events, plans or objectives, many of which, by their nature, are inherently uncertain and outside of the Company’s control. Generally, such forward-looking information or forward-looking statements can be identified by the use of forward-looking terminology such as, ‘may,’ ‘will,’ ‘should,’ ‘could,’ ‘would,’ ‘expects,’ ‘plans,’ ‘anticipates,’ ‘believes,’ ‘estimates,’ ‘projects,’ ‘predicts,’ ‘potential’ or ‘continue’ or the negative of those forms or other comparable terms. The Company’s forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the Company’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including but not limited to those risks discussed under “Risk Factors” in the company’s CSE Listing Statement filed with SEDAR; and other factors, many of which are beyond the control of the Company. These risks and uncertainties include, among other things, the Company’s ability to satisfy pre-funding conditions, timing of initial funding, availability of additional funding under the Senior Loan if required by the Company, and the Company’s ability to comply with the restrictive covenants and other terms of the Senior Loan. Readers are cautioned that the foregoing list of factors is not exhaustive. Because of these uncertainties, you should not place undue reliance on the Company’s forward-looking statements. No assurances are given as to the future trading price or trading volumes of Cresco’s shares, nor as to the Company’s financial performance in future financial periods. The Company does not intend to update any of these factors or to publicly announce the result of any revisions to any of the Company’s forward-looking statements contained herein, whether as a result of new information, any future event or otherwise. Except as otherwise indicated, this material change report speaks as of the date hereof. The distribution of this material change report does not imply that there has been no change in the affairs of the Company after the date hereof or create any duty or commitment to update or supplement any information provided in this material change report or otherwise.